GENESIS ENERGY, L.P.

919 MILAM, SUITE 2100

HOUSTON, TEXAS 77002

August 1, 2014

VIA EDGAR

H. Roger Schwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Genesis Energy, L.P.

Registration Statement on Form S-3

File No. 333-195858

Filed: May 9, 2014 (amended on June 27, 2014 and July 23, 2014)

Dear Mr. Schwall:

Genesis Energy, L.P., a Delaware limited partnership (the “Company”), for itself and the other registrants named in the above-captioned Registration Statement on Form S-3 (together with the Company, the “Issuers”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully request the effective date for the above-captioned Registration Statement on Form S-3 be accelerated to Wednesday, August 6, 2014 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

The Issuers hereby acknowledge that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Issuers may not assert the staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5839.

H. Roger Schwall

August 1, 2014

Signature Page

Very truly yours,

Genesis Energy, L.P.

By:	Genesis Energy, LLC, its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:	J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld LLP

Signature Page – SEC Acceleration Request Letter